Exhibit 99.8

IN THE CIRCUIT COURT OF JACKSON COUNTY, MISSOURI

AT KANSAS CITY

ST. DENIS J. VILLERE & COMPANY,	)
L.L.C.,a Louisiana limited liability	)
company,	)
)
-and-)
)
George YOUNG,	)
)
601 Poydras St., Suite 1801)
New Orleans, LA 70130)
)
Plaintiffs,	)
	)	Case No.
v.	)
)
EPIQ SYSTEMS, INC.,	)
a Missouri corporation,	)
)
501 Kansas Ave.,	)
Kansas City, KS 66105)
)
Registered Agent:	)
)
CSC-Lawyers Incorporating	)
Service Co.	)
221 Bolivar St.	)
Jefferson City, MO 65101)
)
-and-)
)
Tom W. OLOFSON,	)
400 W. 49th Terr., Apt. 2136)
Kansas City, MO 64112)
)
Brad D. SCOTT,	)
c/o Epiq Systems, Inc.,	)
CSC-Lawyers Incorporating	)
Service Co.	)
221 Bolivar St.	)
Jefferson City, MO 65101)
)
W. Bryan SATTERLEE,	)
15 Hawk Ridge RD 3)
Meredith, NH 03253-5625)
)

Edward M. CONNOLLY, Jr.,	)
11436 S. DEER RUN ST.	)
Olathe, KS 66061)
)
Charles C. CONNELY, IV,	)
12100 E. 65th CT	)
Kansas City, MO64133-6999)
)
James A. BYRNES,	)
11720 Canterbury Ct	)
Leawood, KS 66211-2939)
)
Joel PELOFSKY,	)
421 W. Dartmouth Rd.	)
Kansas City, MO 64113-2026)
)
Douglas M. GASTON,	)
2601 W. 112th St.	)
Leawood, KS 66211)
)
Defendants.	)

PETITION

Plaintiffs, St. Denis J. Villere & Company, L.L.C. (“Villere”) and George Young, for their cause of action against Defendants, Epiq Systems, Inc. (“Epiq Systems” or the “Company”), Tom W. Olofson, Brad D. Scott, W. Bryan Satterlee, Edward M. Connolly, Jr., Charles C. Connely, IV, James A. Byrnes, Joel Pelofsky and Douglas M. Gaston, state as follows:

NATURE OF THE ACTION

1. This action is about corporate democracy. A corporation’s directors are elected by the shareholders who own the company. Once elected, directors are given broad deference to run the company. But critically, the elections that empower directors to run the company must be fair. Absent fair elections, including the right of shareholders to nominate candidates of their

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choosing to stand for election to the board of directors, shareholder voting rights are illusory, and directors are effectively free to run the corporation for their own benefit rather than for the benefit of all shareholders. Here, Epiq Systems’ board has attempted to rig the election machinery so the incumbent directors cannot be unseated. It may not do so under Missouri law.

2. The Company’s advance notification requirements, which the Company has invoked in its attempt to entrench the incumbent directors, have been designed to be so restrictive that virtually no shareholder can satisfy them. In order to be eligible to make nominations pursuant to the terms of the Company’s Amended and Restated Bylaws (the “Bylaws”), a shareholder must be a shareholder of record who (a) owns more than 5% of the Company’s outstanding common stock, (b) has held those shares for more than two years, and (c) is in compliance with certain federal disclosure rules. Those requirements are extraordinarily unusual, and limit the shareholder franchise to only a handful of shareholders. Indeed, there have been no more than five Epiq Systems shareholders in any given year since 2006 that could satisfy the purported nomination requirements. Then, assuming those requirements are met, the Bylaws purport to require notice of the nomination to be given seven months before the annual meeting, and purport to require the nominating shareholder and its nominees to make highly intrusive disclosures about trading activity and communications with third parties. Those requirements serve no valid corporate purpose. They are not necessary for the orderly administration of elections and, in fact, not a single one of the 10 largest Missouri-based public companies imposes anything like them.

3. Notwithstanding the extraordinary conditions imposed by the Company’s Bylaws, Villere was able to comply with them when making director nominations. On December 5, 2015, Villere, through Cede & Company (the record holder of Villere’s shares), validly nominated a

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slate of highly qualified individuals for election to the Company’s board of directors. Villere is not an activist investor, but rather is a long-term investor in Epiq Systems stock, having held shares for more than 12 years.

4. Villere undertook the nomination and this litigation out of frustration with Epiq Systems’ poor performance and its abuse of its shareholders’ rights, in an attempt to see Epiq reach its full potential for the benefit of all of its shareholders. Whether viewed in one, three, five or ten year horizons, the Company has badly underperformed the market. The Company has repeatedly missed annual earnings projections. It has rejected an acquisition proposal at a substantial premium to its share price. Year-after-year, the two leading corporate governance advisory firms have advised shareholders to vote against the election of a majority of the Company’s incumbent directors, and year-after-year a substantial number of shareholders do so.

5. Notwithstanding Villere’s compliance with the Company’s onerous advance notice requirements, Defendants have rejected its Nomination. Defendants contend that Villere has not demonstrated nomination authority, and that Cede & Company purportedly is not a shareholder that owns 5% of the Company’s outstanding common shares. That argument, however, is a pretext. There is no requirement under the Bylaws that Villere demonstrate nominating authority (which it has in any event), and Cede & Company, as recorder holder of the vast majority of the Company’s common stock, plainly is a 5% shareholder.

6. Equally frivolous is Defendants’ claim that Villere is barred by a standstill agreement it entered into with the Company in connection with the 2015 annual meeting. In 2014, Villere proposed a slate of nominees to run for election to the Company’s board of directors. Villere subsequently agreed to end the proxy contest when it and the Company entered into a Director Appointment Agreement. Pursuant to that Agreement, Villere obtained the right

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to nominate a director to the Company’s board in exchange for its agreement, among other things, not to run a competing slate for the 2015 annual meeting, or effectively any year thereafter, unless Villere timely terminated the Agreement. By the Agreement’s terms, Villere could terminate the standstill on 10 days’ notice and propose its own slate for election at the 2016 annual meeting, provided that the Company had not already included Villere’s previously designated director on the Company’s own slate of director nominees for that meeting. Villere gave notice of termination on July 30, 2015. Therefore, any standstill obligations terminated on August 9, 2015. Notwithstanding that, the Company claims, in breach of the contract provisions and the directors’ fiduciary duties, that it secretly included Villere’s prior nomine on its slate for the 2016 annual meeting, more than 11 months before the meeting was to take place.

7. Through this action, Plaintiffs seek to have the Court enforce their right to have directors nominated, and to stand, for election to the Board so that shareholders may decide for themselves who is best suited to determine the strategic course of the Company. Plaintiffs thus seek a declaration that the Director Appointment Agreement was properly terminated so that no standstill prevents Villere from nominating a slate of directors for election to the Company’s board at its 2016 annual meeting and injunctive relief prohibiting Defendants from rejecting Villere’s nomination.

PARTIES

7. Villere is a family owned and operated Louisiana limited liability company that provides investment advisory services. With its principal place of business in New Orleans, Louisiana, Villere has been operated continuously for over a century by four generations of the Villere family. Villere is a long-standing investor in Epiq Systems, having first invested in the Company in 2003. Villere currently is the beneficial owner of 5,255,524 shares of Epiq Systems common stock, which are held of record by Cede & Company.

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8. Plaintiff Young is a Member and Chief Compliance Officer for Villere, and an Epiq Systems shareholder. Mr. Young has nearly 30 years’ experience as a portfolio manager and analyst, and has served as a board member and chairman of multiple civic and charitable organizations.

9. Plaintiff Young, along with Greg Share, Jeffrey Galgano, Barry D. LeBlanc, Gregory Browne and Richard Blum (collectively, the “Nominees”), were nominated to the board of directors of Epiq Systems (the “Board”) on December 5, 2015.

10. Epiq Systems, a provider of legal software for electronic discovery in bankruptcy and class action law suits, is a Missouri corporation, with its principal place of business in Kansas City, Kansas. Epiq Systems was acquired by Defendant Tom W. Olofson in July 1988, and has been publicly traded since February 1997. Epiq Systems currently trades on the NASDAQ exchange and, based on Epiq Systems’ Form 10-Q for the quarter ending September 30, 2015, there are 37,513,009 shares of Epiq Systems common stock outstanding.

11. Each of the Defendant directors was last elected to the Board at Epiq Systems’ 2015 annual meeting. Notwithstanding that the 2015 election was uncontested, shareholders expressed extreme dissatisfaction with the incumbent directors by casting millions of votes against them.

12. Defendant Olofson has been the Chairman and Chief Executive Officer (“CEO”) of Epiq Systems since 1988. More than 8 million votes were cast against Mr. Olofson’s election to the Board in 2015.

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13. Defendant Scott is the President and Chief Operating Officer of Epiq Systems. Mr. Scott was appointed to the Board in January 2015, and was elected to the Board at the 2015 annual meeting.

14. Defendant Satterlee has been a Director of the Company since 1997. Despite his long-standing relationship with the Company, Mr. Satterlee was appointed Lead Independent Director in 2014. Mr. Satterlee garnered the third-fewest votes of the nine directors up for election at the 2015 annual meeting.

15. Defendant Connolly has been a Director of the Company since 2001. Mr. Connolly was narrowly re-elected to the Board at the 2015 annual meeting, with nearly 40% of the votes cast being against his re-election notwithstanding that no one ran against him.

16. Defendant Connely has been a Director of the Company since 2012. Mr. Connely also was narrowly re-elected to the Board at the 2015 annual meeting, earning only 55% of the votes cast.

17. Defendants Byrnes and Pelofsky have been Directors of the Company since 2003 and 2004, respectively. Both were re-elected to the Board at the 2015 annual meeting, despite more than 10 million votes against.

18. Defendant Gaston was appointed to the Board without a shareholder vote in August 2014. Like Messrs. Byrnes and Pelofsky, Mr. Gaston was elected at the 2015 annual meeting, but with nearly 10 million votes against. (Mr. Gaston, together with Messrs. Olofson, Scott, Satterlee, Connolly, Connely, Byrnes and Pelofsky, are collectively referred to as the “Director Defendants”.)

19. Non-party Kevin L. Robert has been a Director of the Company since 2014. Mr. Robert was designated for the Board by Villere, and appointed in November 2014 pursuant to the

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Director Appointment Agreement among Villere, Mr. Robert and Epiq Systems. Mr. Robert was elected to the Board at the Company’s 2015 annual meeting, with more than 97% of the votes cast in favor of his re-election.

20. Upon information and belief, each of the Director Defendants intends to run for re-election to the Board at the upcoming 2016 annual meeting, and thus they have a direct interest in whether the Nominees are eligible for election at the annual meeting. Moreover, Defendants Olofson, as the CEO, and Scott, as the President and COO, are interested in whether the Nominees are eligible for election at the 2016 annual meeting given their interests in entrenching themselves in their lucrative positions with the Company.

JURISDICTION AND VENUE

21. The Court has personal jurisdiction over the Defendants in this matter because (a) Defendant Epiq Systems is a registered Missouri corporation that is subject to jurisdiction in the Missouri courts, and which itself placed a Missouri forum selection clause in its Bylaws; and (b) the individual Defendants are directors of a Missouri corporation who are subject to the Missouri long-arm statute, Mo. Rev. Stat. § 506.500, and who, inter alia, committed tortious acts affecting shareholders of a Missouri corporation upon which this litigation is based.

22. This action also arises under the Missouri Declaratory Judgment Act, Mo. Rev. Stat. § 527.010, which authorizes the Circuit Courts to declare the rights, status, and legal relations of the parties.

23. Venue is proper in this County pursuant to Mo. Rev. Stat. § 508.010 because the bylaws of Epiq Systems and other Company agreements contemplate resolution of any judicial disputes brought by shareholders to be heard in Jackson County, Missouri.

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FACTUAL BACKGROUND

A.	Background

24. During the past ten years, Epiq Systems shares have underperformed the market and Epiq Systems has failed repeatedly to meet announced financial targets. Despite this poor track record, the Board has implemented increasingly more protective bylaws to prevent shareholders from exercising their franchise and to entrench themselves and management. Moreover, even in circumstances where shareholders have voted to reject executive compensation or the election of a director, Epiq Systems’ Board has ignored that vote.

25. More specifically, the Epiq Systems’ stock price has underperformed the broader market (Russell 3000 index) for the last one, three, five and ten years for annualized periods ending November 30, 2015. During those periods, the gap between the market’s performance and Epiq Systems’ underperformance of it has increasingly widened:

		Total Shareholder Returns
	1 year	3 year	5 year	10 year
Versus Russell 3000
Epiq Systems	-9.79%	6.71%	3.55%	1.87%
Russell 3000	2.57%	16.00%	14.11%	7.57%
% outperformance/(underperformance)	(12.36%)	(9.29%)	(9.29%)	(5.7%)

26. Moreover, the management of Epiq Systems has consistently fallen short of its own financial targets. For example, Epiq Systems missed revenue guidance in 5 of the past 7 years and earnings per share (“EPS”) guidance in 7 of the past 7 years.

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	2008A	2009A	2010A	2011A	2012A	2013A	2014A
Initial Guidance
Revenue	$190	$215	$223	$275	$350	$373	$475
Adj EBITDA	$62	$70	$73	$86	$103	$100	$106
Adj Eps	$0.62	$0.70	$0.77	$0.93	$1.03	$1.05	$1.00

Actual Results
Revenue	$236	$209	$218	$261	$345	$439	$444
Adj EBITDA	$58	$64	$69	$81	$92	$99	$97
Adj EPS	$0.60	$0.67	$0.74	$0.87	$0.61	$0.98	$0.80

Results v. Guidance
Revenue	24.21%	-2.79%	-2.24%	-5.09%	-1.43%	17.69%	-6.53%
Adj EBITDA	-6.77%	-8.57%	-5.48%	-5.81%	-10.68%	-1.00%	-8.49%
Adj EPS	-3.23%	-4.29%	-3.90%	-6.45%	-40.78%	-6.67%	-20.00%

B.	The Board Entrenches In The Face Of Shareholder Discontent

27. As Epiq Systems’ economic performance continued to flounder, and as investors (including Villere) became increasingly more vocal in their opposition to the actions of the Director Defendants, the Director Defendants have chosen to entrench themselves at the expense of the shareholder franchise rather than meaningfully address their failings.

28. Thus, on June 2, 2010, the Board amended the Bylaws (the “2010 Amendment”) in an effort to limit severely the ability of shareholders to nominate directors through adoption of a draconian advance notice bylaw (the “Notification Bylaw”). In particular, the Board amended the Bylaws to require that only shareholders owning at least 5% of the Company’s outstanding common stock for at least 24 months could nominate a director. The Bylaw amendment further required that the nomination and detailed information concerning the shareholder and the proposed nominee be provided at least 180 days prior to the first anniversary of the Company’s prior year’s proxy statement release. Since the Company typically releases its proxy statement at least 30 days in advance of the annual meeting, the amendment functions to require that nominations be made seven months in advance of the annual meeting.

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29. Those amendments are preclusive and serve no legitimate purpose, as they do nothing to foster the orderly administration of the Company’s annual meetings or director elections. In fact, they make it nearly impossible for non-insider shareholders to effectuate change at the Company they own.

30. The only purpose served by 2010 Amendment is entrenchment. The large percentage of stock and the long holding period substantially limits the number of shareholders who could make nominations or bring matters to a vote at the annual shareholders meeting. Indeed, no more than five outside shareholders would have qualified in any year since 2006 to do so. In addition, the long advance period and the detailed information required for nominations serve as severe impediments to making nominations or proposals at the annual meeting. The intent of those provisions thus is clear: the Board sought to (and did) make it virtually impossible for shareholders to nominate alternative directors or to otherwise bring matters to a vote, so that the existing directors and management could stay in power indefinitely.

31. The 2010 Amendment stands in stark contrast to the way the Company previously operated since going public. Before 2010, shareholders were free to nominate directors. As Epiq Systems explained, “Any shareholder could nominate a director by notifying the company’s secretary of the nomination and providing certain related information concerning the shareholder and the proposed nominee at least 30 days prior to the first anniversary of the preceding year’s annual meeting.” Epiq Systems, Inc. Form 8-K, June 2, 2010 (http://www.sec.gov/Archives/edgar/data/1027207/000110465910032517/a10-11354_18k.htm ). The prior Bylaws are more typical of legitimate advance notification bylaws, which provide a reasonable deadline for nomination and require only the basic information needed to ensure the orderly election of qualified directors.

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32. The 2010 Amendment also stands in stark contrast to the bylaws of other leading Missouri public companies. For example, H&R Block, Inc. requires only that a shareholder be “a shareholder of record both at the time of giving notice for the meeting and at the time of the meeting and is entitled to vote.” It imposes no ownership level or tenure requirements. Nor does H&R Block require its shareholders to provide notice more than seven months before the annual meeting – H&R Block requires notice no earlier than 120 days, and no later than 90 days before the meeting. The simple fact is that, of the 10 largest Missouri-based public companies by market capitalization, including Centene Corp., Kansas City Southern, Monsanto Company and Express Scripts, not a single one imposes the type of onerous, inequitable eligibility restrictions imposed by the 2010 Amendment.

C.	The Board Entrenches Further In The Face Of Villere’s And P2’s Challenge

33. On August 29, 2014, P2 Capital Partners made an unsolicited offer to purchase the shares of Epiq Systems for $20 per share. This was at a substantial premium to Epiq Systems’ stock price for the previous three years, where it had languished between $11 and $14 per share.

34. At roughly the same time, on September 8, 2014, Villere sent a letter to Epiq Systems urging it to consider strategic alternatives for its business. Villere also announced its intention to nominate a slate of directors for election at the 2015 annual meeting of shareholders.

35. The Board’s reaction to P2 Capital’s takeover bid and Villere’s statement of its intent to run a dissident slate of directors was swift, and an even more draconian vitiation of the shareholder franchise.

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36. On September 16, 2014, the Board rejected the $20 per share offer by P2 Capital. Epiq Systems Form 8-K, September 22, 2014, Ex. A. (http://www.sec.gov/Archives/edgar/data/1027207/000110465914067528/a14-21167_3ex99d1.htm). (Today, the stock price of Epiq Systems opened at $13.89 per share, substantially below the price offered by P2.)

37. Then, on September 18, 2014, the Director Defendants adopted an extremely onerous shareholder rights plan – known colloquially as a “poison pill” – that results in a substantial dilution of a shareholder’s holdings if it acquires a certain threshold ownership interest. While poison pills in and of themselves are not an uncommon defensive mechanism designed to give company directors tools to act in the bests interests of the company, the poison pill that Epiq Systems’ Board adopted to entrench itself was, like its director eligibility requirements, draconian. The pill adopted by the Board set a low ownership threshold for it to be triggered and defines ownership so expansively that the only conclusion that reasonably can be drawn from it is that is designed to chill shareholders from communicating with each other.

38. The Board set the poison pill trigger at 10% beneficial stock ownership, a threshold so restrictive that only 2% of S&P 500 companies with poison pills have adopted such a low triggering mechanism, according to a 2015 analyst report published by FactSet. Epiq Systems, Inc. Form 8-K, September 18, 2014 (http://www.sec.gov/Archives/edgar/data/1027207/000110465914067148/a14-21167_18k.htm ). Typically, shareholder rights plans allow for higher ownership amounts before being triggered.

39. Not content to have one of the lowest percentage ownership triggers for a poison pill in the country, the Board sought to make sure that it was perhaps the most egregious pill on record. The Board defined “beneficial ownership” so broadly that it includes not only the shares

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owned by the shareholder at issue (or any “group” including the shareholder under federal securities laws), but also the shares held by any other holder with whom the shareholder has “any agreement, arrangement or understanding (written or oral) to cooperate” with respect to influencing control of the Company. Epiq Systems, Inc. Form 8-K, September 18, 2014 (http://www.sec.gov/Archives/edgar/data/1027207/000110465914067148/a14-21167_18k.htm ). Under that definition, shareholders risked triggering the poison pill by doing as little as agreeing with another sufficiently large shareholder to call the Company if it relates in any way to “control of the Company,” which is a clear infringement on shareholder rights, among other things.

40. Having addressed the threat posed by P2 Capital, the Director Defendants acted to address the threat posed to their re-election. On October 9, 2014, in direct response to Villere’s proposed nominations, the Director Defendants amended the Notification Bylaw to further vitiate the shareholder franchise by imposing even more onerous eligibility and procedural nomination requirements than imposed under the 2010 Amendment (the “2014 Amendment”).

41. Among the provisions the Board enacted with the specific intent to restrict Villere’s and others’ ability to nominate new shareholders were provisions:

a.	Requiring any shareholders nominating directors to have been in compliance with reporting obligations under 17 C.F.R. § 240.13d-1 through 240.13d-7 under the Securities Exchange Act of 1934 for a period of twelve months prior to issuing a notice of nomination of directors or presentation of business at any shareholder meeting (the “13D Requirement”);

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b.	Requiring any shareholders nominating directors to provide “detailed disclosures” with respect to every direct or indirect communication with proposed board nominees during the twelve months preceding the date of the nomination;

c.	Requiring any shareholders nominating directors to provide “detailed disclosures” about any person who was contacted by or contacted the shareholders nominating new directors about proposed board nominees;

d.	Requiring any shareholders nominating directors to provide a representation as to whether the shareholder would solicit a proxy from other shareholders in order to elect each proposed board nominees or to otherwise solicit proxies from other shareholders in support of the nomination;

e.	Requiring any shareholders nominating directors to provide any information that would be required to be included in a later proxy statement or other filings required to be made in connection with the solicitation of proxies or consents for a contested election of director—even if an election contest or proxy solicitation is not involved.

42. As with the 2010 Amendment, the 2014 Amendment served no legitimate corporate purpose. Indeed, as with the 2010 Amendment, not a single one of the 10 largest Missouri-based public companies imposes a 13D Requirement, or requires the intrusive disclosures demanded by the Director Defendants. The 2014 Amendment represents nothing more than a further effort by the Director Defendants to throw obstacles in the path of shareholders attempting to exercise their legitimate franchise rights.

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43. That the 2014 Amendment (and the Poison Pill) was enacted for the improper purpose of entrenchment is clear from its timing – it was enacted only after P2 Capital made its offer and Villere announced its intention to run a dissident slate of directors.

44. However, the Director Defendants’ motivations are also made clear by the fact that they have been under fire for years, and have consistently refused to honor shareholder votes, even retaining a Director who failed to receive sufficient votes for re-election.

45. For example, in connection with the 2012 annual shareholder meeting, Institutional Shareholder Services Inc. (“ISS”) and Glass Lewis & Co. (“Glass Lewis”), the two leading corporate governance experts that provide recommendations to shareholders as to how to vote their shares, became so frustrated with the underperformance of Epiq Systems, the unresponsiveness of its management, and the excessive executive compensation, that they took the extraordinary step of recommending that shareholders withhold votes for all 5 of the Company’s outside directors in an unopposed election, and recommended against approving Epiq Systems’ executive officers compensation, which Glass Lewis graded as a “D.”

46. All directors received sufficient majorities in the voting at the 2012 annual meeting, but Epiq Systems’ executive compensation did not. Indeed, while well run companies receive overwhelming support for their executive compensation proposals, less than a third (only 30 percent) of Epiq Systems’ shareholders approved the Board’s proposal. Despite this vote and consistent with its continual disregard of shareholders’ wishes, the Board continued existing compensation policies. Epiq Systems Form 8-K, June 5, 2012 (http://www.sec.gov/Archives/edgar/data/1027207/000110465912042593/a12-14259_18k.htm )

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47. In connection with the 2013 annual shareholder meeting, ISS and Glass Lewis again recommended that shareholders withhold votes for the Company’s 5 outside directors “for failure to respond sufficiently to the significant shareholder opposition to the 2012 advisory vote on executive compensation.” ISS also recommended against ratifying Epiq Systems’ executive compensation because Epiq Systems ignored shareholder efforts to address pay and performance in light of the of a failed say-on-pay vote in 2012. Glass Lewis again ranked Epiq Systems’ executive compensation with “D” grade for paying more and performing worse than its peers.

48. In connection with the 2014 annual shareholder meeting, ISS and Glass Lewis, for the third year in a row, yet again recommended withholding votes for all 5 outside directors and voting against the Epiq Systems’ executive officers compensation. Glass Lewis also continued to grade Epiq Systems’ executive compensation as a “D”.

49. Once again, the shareholders overwhelmingly rejected Epiq Systems’ executive compensation with only 30 percent of shareholders voting in favor. Once again, the Director Defendants ignored shareholder efforts to reform the compensation system.

50. Unlike in prior years, however, and demonstrating the shareholders’ growing frustration with the board, the shareholders voted down one of the directors – Mr. Connolly. In the words of the Company, Mr. Connolly “did not receive the affirmative vote of a majority of shares represented at the Annual Meeting. Accordingly, Mr. Connolly was not duly re-elected.” Epiq Systems, Inc. Form 8-K, June 6, 2014 (http://www.sec.gov/Archives/edgar/data/1027207/000110465914045640/a14-15329_18k.htm).

51. Yet remarkably, despite this admission that Mr. Connolly was rejected as a director by the shareholders, the Director Defendants ignored the shareholder vote, and kept Mr. Connolly on the Board as a “holdover director” without, upon information and belief, making any effort to find a successor director. He is still a director today.

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52. Time and again, the Director Defendants have acted to preserve their own positions and interests in blatant disregard of the shareholder franchise. The 2014 Amendment was simply an egregious chapter in that long history of impeding the shareholders’ exercise of their franchise rights without any legitimate, let alone compelling, justification.

D.	The Director Appointment Agreement

53. In an effort to resolve the dispute over Villere’s proposed nominations for the 2015 annual meeting, on November 1, 2014, Villere and Epiq Systems entered into a Director Appointment Agreement, through which the Company agreed to: (1) increase the size of Epiq Systems’ Board from seven to nine, (2) authorize Villere to designate a single board member – Mr. Robert – who was appointed to the Board, and (3) create a Board committee to review Epiq Systems’ business strategy and alternatives.

54. In exchange, under Section 2 of the Director Appointment Agreement, Villere agreed to a “standstill” prohibiting it from soliciting proxies and consents from other shareholders unless Villere terminated the Agreement before the Company included Villere’s prior nominee (Mr. Robert) on its slate for the next annual meeting.

55. Specifically, section 2(c) of the Director Appointment Agreement provides:

At any time after the 2015 Annual Meeting, Villere may terminate the Standstill Period upon ten (10) days’ written notice to the other parties to this Agreement and, following receipt of such notice, the Board may accept the resignation of the Villere Designee from the Board; provided, however, if the Villere Designee (or an alternate candidate designated by Villere and approved by the Board pursuant to Section 1(i)(B)) has been included on the Company’s slate of directors for an upcoming Annual Meeting, then the Standstill Period shall not be terminable until the day following such Annual Meeting.

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56. Moreover, Section 16(d) of the Director Appointment Agreement provides that the agreement “immediately and automatically terminates” upon Villere’s termination of the standstill period.

E.	The Defendants Attempt to Thwart Villere’s Termination of The Director Appointment Agreement

57. Unsatisfied with the actions taken by the Company and the Director Defendants since entering into the Director Appointment Agreement, on July 30, 2015, three weeks after the Company’s 2015 annual meeting, Villere notified Epiq Systems in writing that it terminated the Director Appointment Agreement pursuant to Section 2(c). At that time, the Company had not included Villere’s Nominee, Mr. Roberts, on its slate, and therefore, pursuant to Section 16(d), the Agreement, including its standstill provisions, terminated automatically and immediately.

58. Rather than accept the termination, however, on August 6, 2015, the Company transmitted a letter to Villere stating that “the Board of Directors has resolved to include, and the Company is including, [Mr. Robert] on the Company’s slate of nominees for the 2016 Annual Meeting.” Based on that purported resolution, Epiq Systems contended that its after-the-fact board nomination of Mr. Robert vitiated Villere’s earlier termination of the agreement and accordingly the standstill period was still in effect.

59. Villere’s termination of the Director Appointment Agreement, however, was fully in accordance with the terms of that Agreement and effective. Section 2(c) plainly states that Villere may terminate the Agreement unless Mr. Robert “has been included” on the Company’s slate, meaning Mr. Robert must already be on the slate at the time Villere terminates. Mr. Roberts was not on the Company’s slate on July 30, 2015, when Villere terminated, nor is he on any actual slate even now – the Company will not present its slate of nominees until the proxy materials are filed months from now.

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60. Indeed, that the Defendants would even purport to have settled on the Company’s slate of nominees only one month into their current term only serves to highlight their fundamental disregard for director accountability. No director acting within the constraints of his or her fiduciary obligations could put forward a slate of directors without considering more than one month of performance.

61. Moreover, Defendants’ proffered interpretation is inconsistent with the plain meaning of the Agreement. The Director Appointment Agreement gives Villere the right to terminate the Agreement at will, so long as its termination does not interfere with an election in progress. However, rather than treat Section 2(c) as the sensible termination right that it is, Defendants seek to transform it into to a perpetual veto right to enable Defendants to forever foreclose Villere from effecting change at the Company by purportedly re-nominating Mr. Robert whenever and however they need to do so in order to prevent Villere from terminating the Agreement. This interpretation is yet another bad faith effort on the part of Defendants aimed at trampling on shareholder rights and entrenching themselves in office.

F.	Defendants’ Rejection Of Cede & Company’s Nomination Is Invalid

62. After properly terminating the Director Appointment Agreement, Villere arranged to run a slate of candidates for election to the Company’s Board. Villere is the beneficial owner of at least 5,255,524 shares of common stock of Epiq Systems, constituting 14.01 percent of the outstanding shares, and has been recognized as being among the “5% Shareholders” in the Company’s proxy materials for each of the past 11 years.

63. Of those shares, Villere has held beneficial ownership of at least 2,923,731 shares of Epiq Systems common stock , constituting 7.8 percent of Epiq Systems’ outstanding shares, for more than the last twenty-four months,

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64. As a public company, most of Epiq Systems’ stock, including the stock held by Villere, is held in “street name,” meaning that the Depository Trust Company (“DTC”) holds the shares “of record” and they are registered on Epiq Systems’ stock ledger in the name of Cede & Company as nominee of DTC.

65. Having validly terminated the Director Appointment Agreement, and thus no longer being bound by the standstill provisions of that agreement, Villere, as beneficial owner of Epiq Systems’ common stock, directed Cede & Company, as record holder of those shares, to formally nominate a new slate of six individuals for election to the Board on December 4, 2015, prior to the December 5, 2015 notification deadline set forth in Epiq Systems’ 2015 proxy materials.

66. The Nomination complies in all respects with the Company’s Notification Bylaw. Cede & Company is a holder of record of Epiq Systems common stock, and has held the greater than 5% of the common stock beneficially owned by Villere for more than two years. Villere and Cede & Company, to the extent applicable, are in compliance with their obligations under 17 C.F.R. § 240.13d-l through 240.13d-7 under the Securities Exchange Act of 1934. The Nomination was timely made, and all of the onerous disclosure requirements have been satisfied.

67. Moreover, all six Nominees proposed by Villere are highly qualified candidates for election to the Board, just like Villere’s prior nominee Mr. Robert who – unlike the Director Defendants – was almost unanimously approved by the Company’s shareholders. For example, in addition to Mr. Young’s 30 years’ financial experience, Mr. Browne has more than 25 years’ experience in senior corporate management, including being CEO or Chief Financial Officer of several publicly traded companies, and Mr. Blum has extensive experience as both an expert and trustee in bankruptcy, the core field in which Epiq Systems’ products are used.

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68. Nevertheless, notwithstanding the Nomination’s clear compliance with the Notification Bylaw, and the clear benefit the Nominees would bring to the Company and its shareholders, the Director Defendants caused the Company to reject the Nomination on December 7, 2015. The sole “reasons” given by the Company were that (a) the Director Appointment Agreement was not properly terminated and is still in effect, (b) Cede & Company is not a “record holder who owns at least 5% of the Company’s shares”, and (c) Villere has not indicated that it has authority to act on behalf of certain shareholders identified in the Nomination for the purpose of nominating directors. Those justifications, however, are again merely pretexts.

69. As discussed above, the Director Appointment Agreement was validly terminated on July 30, 2015, which termination became effective on August 8, 2015.

70. Cede & Company clearly owns more than 5% of the Company’s common stock. At a minimum, it is the record owner of the more than 7% of Epiq Systems common stock that Villere has held for over two years.

71. Finally, there is no requirement that Villere, as beneficial owner, have nominating authority, and neither the Company nor the Director Defendants have the authority to impose yet another requirement, particularly one that does not appear in the Company’s Bylaws and serves no legitimate corporate purpose. In any event, Villere has full nominating authority.

72. Defendants’ refusal to accept the Nomination is thus baseless and has been done solely for the purpose of thwarting the exercise of Villere’s right to nominate directors. The Directors Defendants have set up one of – if not the – most onerous nomination procedures in the country. And yet, even when those onerous requirements have been met, the Company still will not abide a shareholder attempting to unseat any of the sitting directors. Such conduct is a plain violation of Villere’s shareholder rights under Missouri law.

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COUNT I

REQUEST FOR INJUNCTIVE RELIEF

73. Plaintiffs hereby incorporate by reference Paragraphs 1-72 as if fully set forth herein.

74. Unless enjoined, Defendants will deny Villere its valid shareholder rights, deny Mr. Young and the other Nominees their right to stand for election to the Board, deny valid process for the nomination of directors, and irreparably harm share value for the corporation.

75. Defendants’ conduct violates Missouri law by impermissibly restricting nomination and voting rights of Villere and other concerned shareholders through (a) the Director Defendants’ adoption and application of the invalid 2010 and 2014 Amendments to the Notification Bylaw; (b) Defendants’ refusal to honor Villere’s valid termination of the Director Appointment Agreement; and (c) Defendants’ invalid rejection of the Nomination.

76. Plaintiffs will suffer irreparable harm if Defendants are permitted to reject the Nomination. Villere will permanently lose the ability present a slate of director nominees at the Company’s 2016 annual meeting, and thus will have been prevented from exercising its shareholder franchise. Mr. Young will permanently lose the ability to stand for election to the Company’s Board at the upcoming annual meeting.

77. Plaintiffs have no adequate remedy at law for these injuries.

78. Unless an injunction is granted, Plaintiffs’ ability to participate meaningfully in the annual meeting and to effectuate the rights of shareholders will be compromised.

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79. An injunction will further the interests of corporate democracy and shareholder participation in the management of Epiq Systems, a publicly-traded corporation.

WHEREFORE, Plaintiffs respectfully request that this Court find in Plaintiffs’ favor and grant judgment as follows:

a.	Enjoin Defendants from enforcing any provisions of the Director Appointment Agreement;

b.	Enjoin Defendants from interfering with the Nomination.

c.	Award Villere any other legal and equitable relief the Court deems just and proper.

COUNT II

REQUEST FOR DECLARATORY JUDGMENT

80. Plaintiffs hereby incorporate by reference Paragraphs 1-79 as if fully set forth herein.

81. An actual controversy exists between Plaintiffs and Defendants.

82. On July 30, 2015, Villere terminated the Director Appointment Agreement.

83. On August 6, 2015, Defendants contended that Villere’s termination of the Agreement was invalid.

84. On December 4, 2015, Cede & Company submitted a valid Nomination, nominating Mr. Young and the other Nominees for election to the Company’s Board at the 2016 annual meeting.

85. Defendants have rejected the Nomination on the grounds that the Director Appointment Agreement bars the nomination on Villere’s behalf, and because the Nomination purportedly does not comply with the requirements of Notification Bylaw.

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86. Defendants’ refusal to accept the Nomination is wrongful, constitutes a breach of the Director Defendants’ fiduciary duties, and violates Missouri law because:

a.	Villere has validly terminated the Director Appointment Agreement;

b.	The Nomination complies with the Company’s Bylaws.

c.	The 2010 Amendment and 2014 Amendment to the Notification Bylaw are invalid as applied because Defendants are using them merely as a pretext to reject an otherwise valid Nomination;

d.	The 2010 Amendment and 2014 Amendment to the Notification Bylaw are facially invalid because they serve primarily to entrench the existing Board and to thwart the rights of the Company’s shareholders to engage in effective shareholder action through the imposition of draconian eligibility and disclosure requirements that serve no legitimate purpose and do not comport with any measure of appropriate corporate governance.

87. Declaratory relief is appropriate under the circumstances. It would be inequitable to require Villere, the longest-tenured 5% shareholder in Epiq Systems, and the Nominees, highly qualified individuals running for election as directors to the Company’s Board, to be prevented from meaningfully participating in the 2016 annual meeting based on Defendants’ patently improper conduct.

WHEREFORE, Plaintiffs respectfully request that this Court find in Plaintiffs’ favor and grant judgment as follows:

a.	Declare the Director Appointment Agreement was validly terminated on July 30, 2015;

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b.	Declare that the Nomination complies with the Bylaws and that the Nominees are permitted to stand for election at the Company’s 2016 annual meeting;

c.	Declare that the 2010 Amendment and 2014 Amendment are invalid as applied to the Nomination because they have been used as a pretext to prevent Villere from meaningfully engaging in shareholder action and to prevent the Nominees from standing for election as directors;

d.	Declare that the 2010 Amendment to the Notification Bylaw is facially invalid under Missouri law,

e.	Declare that the 2014 Amendment to the Notification Bylaw is facially invalid under Missouri law;

f.	Award Plaintiffs any other legal and equitable relief the Court deems just and proper.

COUNT III

BREACH OF FIDUCIARY DUTY

88. Plaintiffs hereby incorporate by reference Paragraphs 1-87 as if fully set forth herein.

89. As directors of Epiq Systems, the Director Defendants owe fiduciary duties to the Company and its shareholders.

90. To the extent Plaintiffs are deemed to not have complied with the purported requirements of the Notification Bylaw, the Director Defendants have breached their fiduciary duties by requiring Villere’s strict adherence to those requirements.

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91. Villere has been a shareholder of Epiq Systems since 2003, and is the only outside investor to own more than 5% of the Company’s common stock continuously since 2006. In fact, the only other such shareholder is Mr. Olofson, the CEO and Chairman of the Company.

92. Given Villere’s longstanding tenure as a shareholder, as well as the size of its stake in the Company, Villere is uniquely to bring this action. The Company acknowledged as much last year, when it entered into the Director Appointment Agreement with Villere permitting Villere to designate Mr. Robert as a director of the Company.

93. The shareholders have made clear through the millions of votes cast against the Director Defendants each year, and the near-unanimous support given to Mr. Robert in 2015, that the shareholders are dissatisfied with the current leadership and want change.

94. Because the Director Defendants have structured the Notification Bylaw in such a way that only a handful of shareholders could ever qualify to make nominations, it is a breach of their fiduciary duty, particularly under the current circumstances, to enforce the Notification Bylaw in such a way that even those handful of shareholders are unable to make nominations.

95. Defendants’ refusal to accept the Nomination thus constitutes a breach of the Director Defendants’ fiduciary duties.

WHEREFORE, Plaintiffs respectfully request that this Court find in Plaintiffs’ favor and grant judgment as follows:

a.	Enjoin the Director Defendants from enforcing the Notification Bylaw to prevent the Nomination.

b.	Award Villere damages incurred as a result of the Director Defendants’ breach of fiduciary duty.

c.	Award Villere any other legal and equitable relief the Court deems just and proper.

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Dated: December 11, 2015

            Kansas City, Missouri

Respectfully submitted,

ROUSE HENDRICKS GERMAN MAY PC

By	/s/ Charles W. German
Charles W. German MO # 26534
Daniel B. Hodes MO # 60616
Quinton D. Lucas MO # 61921
1201 Walnut St., Suite 2000
Kansas City, MO 64106
Tele: (816) 471-7700
Fax: (816) 471-2221
Email: CharleyG@rhgm.com
Email: DanH@rhgm.com
Email: QuintonL@rhgm.com

LISKOW & LEWIS, PLC

John Anjier
(pro hac vice pending)
One Shell Square
701 Poydras St., Suite 5000
New Orleans, LA 70139
Tele: (504) 556-4177
Fax: (504) 556-4108
Email: jcanjier@liskow.com

SCHULTE ROTH & ZABEL LLP

Michael E. Swartz
Frank J. LaSalle
(pro hac vice pending)
919 Third Avenue
New York, NY 10022
Tele: (212) 756-2280
Fax: (212) 593-5955
Email: michael.swartz@srz.com

Attorneys for Attorneys for Plaintiff
St. Denis J. Villere & Company, L.L.C.

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